Mayer Brown LLP

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New York, New York 10019-5820

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Paul A. Jorissen

Direct Tel +1 212 506 2555
Direct Fax +1 212 849 5555

pjorissen@mayerbrown.com

January 8, 2013

By Edgar courier

Mr. Robert Errett Special Counsel Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561
Re: GE Equipment Midticket LLC, Series 2011-1 Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 27, 2012 File No. 333-160604-02

Dear Mr. Errett:

On behalf of GE Equipment Midticket LLC, Series 2011-1 (the “Company”) we submit this letter in response to the comments in your letter, dated December 21, 2012, relating to the Form 10-K referenced above (the “Subject Filing”). For your convenience, each of your comments has been reproduced below, followed by the response of the Company.

Item 1122 of Regulation AB. Compliance With Applicable Servicing Criteria

1.	We note your responses to comments 1, 2, 3 and 4 from our letter dated December 3, 2012. Please confirm that in future filings any Item 1122 report that identifies a material instance(s) of noncompliance with assigned servicing criteria will disclose:

•	whether the material instance of noncompliance involved the assets for the subject transaction;

•	the extent or scope of the material instance of noncompliance(s);

•	any material impacts or effects as a result of the material instance(s) of noncompliance that have affected or that may reasonably be likely to affect pool asset performance, servicing of the pool assets or payments or expected payments on the asset-backed securities; and

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mr. Robert Errett
January 8, 2013

•	the plan, if any, or actions already undertaken, for remediating the material instance(s) of noncompliance or the impacts caused by the material instance(s) of noncompliance.

Response: We confirm that in future filings any Item 1122 report that identifies a material instance(s) of noncompliance with assigned servicing criteria will disclose the items listed above.

Exhibits to Form 10-K

Exhibit 35.1

2.	We note your response to comment 6 from our letter dated December 3, 2012. You indicated that Thomas A. Davidson signed the servicer compliance statement under a power of attorney granted by an authorized officer of the servicer. Please identify the authorized officer that granted the power of attorney, the scope of the power of attorney and, in particular, whether the power of attorney was granted to sign on behalf of the authorized officer and/or to conduct the review on behalf of the authorized officer. Also, please confirm that in future filings the Item 1123 servicer compliance statement will be signed by an authorized officer of the servicer.

Response: The power of attorney has been granted to Thomas A. Davidson by Kristi Colburn, a Vice President at General Electric Capital Corporation. The power of attorney authorizes Thomas A. Davidson to execute and deliver all such documents and do all other acts in his discretion in connection with, among other things, the performance and administration of any proposed securitization of asset-backed securities as authorized or sponsored by General Electric Capital Corporation. We confirm that in future filings the Item 1123 servicer compliance statement will be signed by an authorized officer of the servicer.

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Subject Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert Errett
January 8, 2013

If you have any additional questions concerning the Subject Filing or the Company’s responses, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/S/ Paul A. Jorissen

Paul A. Jorissen